NORSAT INTERNATIONAL INC. ANNOUNCES FISCAL 2010 RESULTS

- Management to Host Conference Call at 8:30 a.m. Pacific Time -

Vancouver, British Columbia – March 17, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today financial results for the three months and year ended December 31, 2010.  All results are in United States dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"), unless otherwise stated.

Financial Highlights

Earnings (in $000’s, except earning per share amounts)	Year ended Dec 31, (Unaudited)			Three months ended Dec 31, (Unaudited)
	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$
Sales	20,233	21,164	18,057	5,656	6,279	6,280
Gross Profit	9,580	10,514	9,269	2,444	3,149	3,487
Gross Profit (%)	47%	50%	51%	43%	50%	56%
Earnings before income taxes	2,062	2,986	2,200	119	1,276	1,318
Current income tax	(140)	-	-	(140)	-	-
Income tax recovery	225	1,646	-	224	1,646	-
Earnings for the period	2,147	4,633	2,200	203	2,922	1,318
Earnings per share – basic and diluted	0.04	0.08	0.04	0.00	0.05	0.02
Weighted average number of shares outstanding -	#	#	#	#	#	#
Basic (000’s)	53,567	58,341	53,352	53,567	59,066	54,117
Diluted (000’s)	53,651	58,511	53,352	53,651	59,233	54,117

FY 2010 Summary

•

Revenue of $20.2 million, compared to $21.2 million in 2009;

•

Gross margin was 47%, compared to 50% in 2009;

•

Total expenses constant at $7.5 million for 2010 and 2009, despite $0.3 million in one-time costs associated with Sinclair acquisition and $0.2 million in one-time consulting costs, in 2010;

•

Net earnings were $2.1 million or $0.04 per share, compared to $4.6 million, or $0.08 per share in 2009, which also included a tax recovery of $1.6 million;

•

As at December 31, 2010, Norsat had working capital totaling $13.3 million compared to $12.1 million as at December 31, 2009;

•

Bolstered growth opportunities in Microwave division due to several new product introductions; and

•

Satellite terminals utilized in several high-profile events including Haiti earthquake relief and Chilean miners rescue.

Q4 2010 Summary

•

Q4 revenue was $5.7 million, compared to $6.3 million in Q4 2009;

•

Revenue from the Satellite Systems segment was $3.2 million, compared to $4.0 million in Q4 2009;

•

Revenue from the Microwave Products segment was $2.3 million compared to $2.1 million in Q4 2009.

•

Operating expenses for Q4 were $2.3 million, up from $1.8 million in Q4 2009, due to $0.3 million in one-time costs associated with Sinclair acquisition;

•

Q4 net earnings were $0.2 million or $0.00 per share, compared to net earnings of $2.9 million, or $0.02 per share in Q4 2009;

•

Norsat awarded $4.2 million in contract orders with US Government organizations; and

•

Norsat Ka-Band BUC unit used in CERN Laboratory in antimatter research.

“Overall, fiscal 2010 results were a solid performance” said Dr. Amiee Chan, President and CEO of Norsat.  “Sales from Microwave Products were up 12% over 2009 and sales of Satellite systems remained strong.  I am also very satisfied that operating costs were held in check in spite of the effects of a weaker United States dollar and its adverse impact on Canadian dollar based operating expenses and one-time expenses incurred for professional and consulting fees relating to the acquisition of Sinclair Technologies Holdings Inc. (“Sinclair”).  Year-over-year comparisons mask the 2010 performance slightly as 2009 included the positive effects of a significant contract in 2009, that was not repeated at the same volume level in 2010 and a tax recovery of $1.6 million, which as a result, boosted net earnings.”

 “We are excited about our future and believe we’ve begun fiscal 2011 on the right foot with our accretive acquisition of Sinclair which we expect to be a major contributor to our long-term growth plans as well as our income statement in fiscal 2011 and beyond.  As a combined entity, we plan on creating opportunities such as to cross sell our customer base, resell Sinclair’s products using our microwave products division, potentially have target design antennas for our maritime and wireless divisions, and expose Sinclair’s products to our relationships in Europe and the military markets.  In addition, we plan on enhancing our microwave business by introducing more products in 2011, and we also anticipate demand in the satellite business. Together, we believe we have the right products and services to being a premier solutions provider of communications infrastructure for remote and austere regions of the world.”  Dr. Chan added

Financial Review

Revenue fell by $1.0 million or 5% to $20.2 million in 2010, primarily as a result of a large, one-time order of portable satellite systems that occurred in 2009. Revenue from the Norsat’s Satellite Systems segment was $11.3 million, down from $13.1 million in 2009, and revenue from the Microwave Products segment increased 12% to $8.5 million, compared to revenue of $7.6 million in 2009. Revenues from the Maritime segment was consistent at $0.4 million in 2010 and 2009.

Total expenses for 2010 and 2009 remained constant at $7.5 million. This was in spite of and the effects of a weaker United States dollar and its adverse impact on Canadian dollar based operating expenses and one-time expenses incurred for professional and consulting fees relating to the acquisition of Sinclair.  Management continues to be committed to maintaining a prudent operating structure pre and post acquisition activities.

For 2010, earnings before income taxes were $2.1 million, or $0.04 per share, compared to $3.0 million or $0.05 per share in 2009.

Net earnings for 2010 were $2.1 million, or $0.04 per share compared to $4.6 million or $0.08 per share in 2009 which also included a tax recovery of $1.6 million.

Norsat ended the 2010 fiscal year with cash and equivalents of $6.3 million, compared to $4.7 million as at December 31, 2009.  As at December 31, 2010, Norsat’s working capital improved to $13.3 million from $12.0 million as at December 31, 2009. Shareholders’ equity improved to $15.8 million, as of December 31, 2010, compared to $13.6 million at December 31, 2009.

As of December 31, 2010, the weighted average number of shares outstanding was 53,566,853, and the diluted weighted average number of shares outstanding was 53,651,336.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call

Norsat will host a conference call on March 17, 2011 at 8:30 a.m. Pacific Time. To access the conference call by telephone, dial 1-888-947-3988. The conference call reference number is 042010. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available within a few hours after the live call at:

http://norsat.com/investor-info/conference-call-recordings

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2010, and the Management Discussion and Analysis for the year ended December 31, 2010 which have been filed and are available on SEDAR (www.sedar.com).  All of the Norsat’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is now a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further investor information, contact:

Dr. Amiee Chan

            Mr. Arthur Chin

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com